EXHIBIT 99.1

Enthusiast Gaming Announces Appointment of Interim Chief Executive Officer

Nick Brien to Depart; Chairman Adrian Montgomery Appointed Interim CEO

LOS ANGELES, Jan. 08, 2024 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX), the leading gaming and media company in North America, today announced that Nick Brien has provided notice of his resignation as Chief Executive Officer and director of the Company, which resignation became effective upon acceptance of the Board of Directors on January 8, 2024.

The Company has appointed the current Chairman of the Board, Adrian Montgomery, as interim CEO. Mr. Montgomery previously served as CEO of Enthusiast Gaming from its inception until March of 2023, when he had led the Company through periods of consistent and significant growth. The Board intends to commence a search process to select a new CEO who will lead the Company into its next phase of growth.

Michael Beckerman, Lead Director of Enthusiast Gaming, said, “The Company is undergoing a critical transformation, so finding the right leader to drive our organization forward is imperative. As the prior long-term CEO and current Chairman, Adrian has always demonstrated tremendous capital markets expertise and successfully guided the Company to its position as the leading gaming and entertainment company in North America. The Board of Directors believes Adrian is the right person to lead the Company through its transition, supported by a talented team. We appreciate Nick's contributions and wish him well.”

Added Montgomery, “We are at a tremendous inflection point and will not be distracted as we drive towards profitability, pursuing our mission of connecting players, creators and brands in the gaming and entertainment ecosystem. We have a strong and diverse team, unrivaled scale in an attractive sector, and a clear roadmap with a large opportunity in front of us. The team is committed to Enthusiast Gaming and we are confident that we are on the path to drive sustainable, profitable growth moving forward.”

Contacts
Enthusiast Gaming: Felicia DellaFortuna, CFO
Investors: FNK IR, Matt Chesler, CFA – investor@enthusiastgaming.com
Media: press@enthusiastgaming.com

About Enthusiast Gaming
Enthusiast Gaming is the leading gaming media and entertainment company in North America, building the largest platform for video game enthusiasts and esports fans to connect and compete worldwide. Combining the elements of its five core pillars: creators, content, communities, games, and experiences, Enthusiast Gaming provides a unique opportunity for marketers to create integrated brand solutions to connect with coveted Gen Z and Millennial audiences. Through its proprietary mix of digital media, content and gaming assets, Enthusiast Gaming continues to grow its network of communities, reflecting the scale and diversity of gaming enthusiasts today.

Forward Looking Information

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding the Company’s search process to identify a new permanent CEO and the Company’s future financial performance.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; the timing and filing of the final base shelf prospectus and corresponding Registration Statement; the potential offering of any Securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approvals for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR+ at www.sedarplus.ca. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.